Exhibit 21.1

Fox Factory Holding Corp.
List of Subsidiaries as of January 3, 2020

Company Name	State or Other Jurisdiction of Incorporation or Organization	Name under which Business is Conducted
Fox Factory, Inc.	California	Fox Factory, Inc.
FF US Holding Corp.	Delaware	FF US Holding Corp.
FF US Acquisition Corp.	Delaware	Tuscany
ST USA Holding Corp.	Delaware	Sport Truck, USA
RT Acquisition Corp.	Indiana	Ridetech
Fox Factory Austria GmbH	Austria	Fox Factory Austria GmbH
Fox Factory GmbH	Germany	Fox Factory GmbH
Fox Factory Switzerland GmbH	Switzerland	Fox Factory Switzerland GmbH LLC
Fox Factory UK Limited	United Kingdom	Fox Factory UK Limited
RFE Holding (Canada) Corp.	British Columbia, Canada	Race Face / Easton
FF US Holding LLC	Georgia	FF US Holding LLC
FF Indiana Holding LLC	Indiana	FF Indiana Acquisition Corp.